UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington , D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

Check One:  Form 10-K [ ] Form 20-F Form 11-K  [X ] Form 10-Q  Form N-SAR

                  For Period Ended: March 31, 2004
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                           Transition Report on Form 10-K
                           Transition Report on Form 20-F
                           Transition Report on Form 11-K
                           Transition Report on Form 10-Q
                           Transition Report on Form N-SAR
                  For the Transition Period Ended:___________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART 1 - REGISTRANT INFORMATION

Capitol First Corporation
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Full Name of Registrant


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Former Name if Applicable

7100 Camino Real Boulevard, Suite 402
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Principal Executive Office (Street and Number)

Boca Raton, FL 33433
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]      (a)   The reasons  described in  reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)   The subject annual report,  semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant's Quarterly Report on Form 10QSB for the period ended March 31, 2004 could not be filed by the prescribed date because certain information relating to and necessary for the completion of the Registrant's financial statements, management's discussion and analysis of financial condition and results of operations and various exhibits could not be obtained by the Registrant by such date without unreasonable effort or expense. The Company intends to file its Quarterly Report by no later than May 20, 2004.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Ashley Bloom                          (561)           417-7115
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(Name)                              (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                           [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period of the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                           [ ] Yes  [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                            Capitol First Corporation
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  May 17, 2004                   By /s/ Ashley Bloom
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                                             Ashley Bloom, Acting  President and
                                             Chief Executive Officer